

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

October 26, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Office and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Maroussi 15124, Athens, Greece

> **Re: Star Bulk Carriers Corp.**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed October 24, 2007**
> **File No. 333-141296**
>
> **Star Maritime Acquisition Corp.**
> **Amendment No 5 to Preliminary Proxy Statement on Form PRER 14A**
> **Filed October 24, 2007**
> **File No. 1-32685**

Dear Mr. Tsirigakis:

We have reviewed your filings for compliance with our accounting comments and have the following comments.   The legal review of your filings is in process, and we will issue comments, if any, when that review is completed.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Pro Forma Balance Sheet, page 21

1.   Please tell us why no portion of the purchase price of the vessels will be allocated to the five time charters that have been were procured by TMT for Star prior to delivery of the vessels.

Statements of Revenue and Direct Expenses, pages F-30 to F-54

2.   Please clarify the revenue recognition policy for the vessels to be acquired. It appears that the daily charter hire rate times the number of days under charter, as stated in the notes to the financial statements of each vessel, would more closely match the revenue recognized

in the statements of revenues and direct operating expenses. For example: the daily charter hire rate of $32,500 disclosed on page F-53 for the "J Duckling", for 45 days from May 16 to June 30, 2007, does not approximate the $1,563,996 revenue recognized.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   Gary J. Wolfe, Esq.
        Seward & Kissel LLP
        Fax: (212) 480-8421